Mail Stop 3561-CF/AD 11

November 14, 2006

Via U.S. Mail and Fax (212) 682-0141

Kenneth Torosian, Chief Financial Officer
Medialink Worldwide Incorporated
709 Third Avenue,
New York, NY 10017

      RE: Medialink Worldwide Incorporated
               Form 10-K for the year ended December 31, 2005
               Filed on March 31, 2006
               Form 10-Q for the period ended June 30, 2006
               Filed on August 14, 2006

Dear Mr. Torosian:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

Please explain what is meant by the term "generally "as used in first sentence of the revenue recognition policy. Tell us how you determine *substantial completion* of the services being provided. Also, tell us whether the revenue from distribution and monitoring of video and audio news release relates to the Company's broadcast services offerings. If so, tell us why you believe it is appropriate to recognize revenue from broadcast services prior to the distribution date of the video and audio new releases.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director